WESTERN EXPLORATION, INC.
                         8400 East Crescent Parkway #600
                        Greenwood Village, Colorado 90111
                                 (720) 528-4326


January 11, 2005

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

         Re:      WESTERN EXPLORATION, INC.
                  File No. 333-118155

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-118155, to 3:00 P.M. on January 11, 2005. This request shall supercede the previous request dated January 6, 2005.

Very truly yours,

WESTERN EXPLORATION,INC.


/s/ PETER BANYSCH
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PRESIDENT AND SECRETARY